PIF Ultrashort Duration Government Portfolio

Portfolio Summary

March 31, 2012

Sector Analysis						Maturity/Average Life Analysis

Sector	Mkt Value ($000’s)	Percent	Yield	Duration (Years)	Rating*	Maturity / Avg Life	Mkt Value ($000’s)	Percent of Total

Cash Equivalents	103	0.3%	0.01%	0.00	AAA	0.0 - 1.0 Years	20,099	67.0%

US Governments	22,444	74.8%	0.25%	0.93	AA+	1.0 - 2.0 Years	4,187	13.9%

Mortgage Backed	7,470	24.9%	1.81%	1.48	AA+	2.0 - 3.0 Years	1,762	5.9%

Total Portfolio	30,017	100.0%	0.63%	1.07	AA+	3.0 - 4.0 Years	1,244	4.1%

						4.0 - 5.0 Years	2,726	9.1%

						Over 5.0 Years	0	0.0%

						1.44 Years	30,017	100.0%

Ratings Analysis			Duration Analysis

Rating*	Mkt Value ($000’s)	Percent of Total	Duration	Mkt Value ($000’s)	Percent of Total
AAA	103	0.3%	0.0 - 1.0 Years	22,859	76.2%
AA+ to AA-	29,915	99.7%	1.0 - 2.0 Years	4,716	15.7%

AA+	30,017	100.0%	2.0 - 3.0 Years	1,292	4.3%

			3.0 - 4.0 Years	1,151	3.8%
			4.0 - 5.0 Years	0	0.0%
			Over 5.0 Years	0	0.0%

			1.07 Years	30,017	100.0%

*Based on the lowest security rating from Moody’s, S&P, and Fitch ratings services.

PIF Ultrashort Duration Government Portfolio

Security Characteristics

March 31, 2012

Sector	Security Description	Mkt Value (000’s)	Percent Assets	Yield	Duration (Years)	Rating
Cash Equivalents
	Custodial STIF Account, 0.010%	3,513	11.7%	0.01%	0.00	AAA
	Receivables/(Payables)	-3,410	-11.4%	0.01%

	Total Cash Equivalents	103	0.3%	0.01%	0.00	AAA

US Governments

	Freddie Mac Global Bond, 1.720% 4/11/13	1,023	3.4%	0.25%	1.01	AA+
	Federal Farm Credit Bank, 1.875% 12/7/12	763	2.5%	0.21%	0.68	AA+
	Federal Home Loan Banks Global Bond, 0.250% 6/29/12	300	1.0%	0.16%	0.24	AA+
	Federal Home Loan Banks Global Bond, 0.370% 5/3/13	351	1.2%	0.26%	1.08	AA+
	Federal Home Loan Banks Global/Callable 4/12/12 @100, 0.500% 3/12/14	600	2.0%	0.50%	0.33	AA+
	Federal Home Loan Bank, 3.625% 6/8/12	509	1.7%	0.17%	0.19	AA+
	FREDDIE MAC Global/Callable 12/20/12@100, 0.625% 12/20/13	251	0.8%	0.57%	1.14	AA+
	Fannie Mae Global/Callable 3/26/13 @100, 0.700% 3/26/15	452	1.5%	0.58%	1.80	AA+
	Freddie Mac Global Bond, 0.375% 11/27/13	601	2.0%	0.36%	1.65	AA+
	Fannie Mae Global Bond, 1.750% 2/22/13	558	1.9%	0.27%	0.89	AA+
	Fannie Mae Global Bond, 2.500% 5/15/14	632	2.1%	0.38%	2.06	AA+
	Small Business Administration Pool #509198, 3.075% 6/25/22	804	2.7%	1.16%	0.25	AA+
	US Treasury Bill, 0.188% 3/7/13	15,600	52.0%	0.17%	0.93	AA+

	Total US Governments	22,444	74.8%	0.25%	0.93	AA+

Mortgage Backed

	Freddie Mac Series 2957 Class HB, 5.000% 8/15/32	458	1.5%	1.25%	0.20	AA+
	Ginnie Mae II pool Reverse Mrtg Pool #897891 FRN, 0.000% 3/20/33	771	2.6%	1.03%	0.25	AA+
	Ginnie Mae II Reverse Mortgage Pool #751741, 4.862% 1/20/61	1,151	3.8%	1.90%	3.80	AA+
	Govt. National Mortgage Assoc. Series 2005-9 Class B, 4.604% 7/16/29	736	2.4%	2.43%	0.90	AA+
	Govt. National Mortgage Assoc. Series 2007-13 Class B, 5.190% 5/16/39	370	1.2%	2.48%	1.11	AA+

PIF Ultrashort Duration Government Portfolio

Security Characteristics

March 31, 2012

Sector	Security Description	Mkt Value (000’s)	Percent Assets	Yield	Duration (Years)	Rating
Mortgage Backed (continued)
	Govt. National Mortgage Assoc. Series 2007-13 Class C, 5.020% 6/16/40	678	2.3%	2.11%	2.00	AA+
	Govt. National Mortgage Assoc. Series 2003-47 Class D, 4.920% 5/16/34	729	2.4%	1.89%	1.65	AA+
	Govt. National Mortgage Assoc. Series 2003-72 Class C, 4.860% 2/16/30	265	0.9%	1.57%	0.62	AA+
	Govt. National Mortgage Assoc. Series 2004-103 Class CD, 4.882% 12/16/31	262	0.9%	1.56%	1.03	AA+
	Government National Mortgage A Series 2006-68 Class B, 5.155% 6/16/31	808	2.7%	2.83%	0.72	AA+
	Govt National Mrtg Assoc Series 2011-117 Class KD, 2.000% 6/20/39	659	2.2%	1.46%	2.70	AA+
	NCUA Guaranteed Notes Trust Series 2010-R2 Class 1A FRN, 0.613% 11/6/17	585	1.9%	0.61%	0.01	AA+

	Total Mortgage Backed	7,470	24.9%	1.81%	1.48	AA+

	Total Portfolio	30,017	100.0%	0.63%	1.07	AA+

The Government/Repo and Money Market portfolios are money market funds. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds.

Bond prices are sensitive to changes in interest rates and a rise in interest rates can cause a decline in their prices. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds. A money market mutual fund attempts to maintain a stable net asset value through compliance with relevant SEC rules. These portfolios are not governed by those rules and their shares will fluctuate in value. The value of some mortgage-backed securities may be particularly sensitive to changes in prevailing interest rates and although the securities are generally supported by some form of government or private insurance, there is no assurance that private guarantors or insurers will meet their obligations.

Performance data quoted represents past performance. Past performance is no guarantee of future results; investors should carefully consider the portfolio investment objectives, risks, charges, and expenses before investing. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost and current performance may be higher or lower than the performance data quoted.

For more complete information about Plan Investment Fund, Inc., including charges and expenses, please obtain a copy of a prospectus by calling (800) 621-9215 or by downloading from this website. Please read the applicable prospectus carefully before investing or sending money. Plan Investment Fund, Inc. is self-distributed. Fund shares are not insured by, issued by, guaranteed by, or obligations of the FDIC, the Federal Reserve Board, any government agency, or any bank. Such shares involve investment risk, including possible loss of principal amount invested.

PIF Ultrashort Duration Bond Portfolio

Portfolio Summary

March 31, 2012

Sector Analysis						Maturity/Average Life Analysis
Sector	Mkt Value ($000’s)	Percent	Yield	Duration (Years)	Rating*	Maturity/ Avg Life	Mkt Value ($000’s)	Percent of Total
Cash Equivalents	1,114	1.5%	0.01%	0.00	AAA	0.0 - 1.0 Years	38,487	51.3%
US Governments	21,325	28.4%	0.25%	0.95	AA+	1.0 - 2.0 Years	27,119	36.1%
Asset Backed	13,505	18.0%	0.92%	1.22	AA+	2.0 - 3.0 Years	7,713	10.3%
Mortgage Backed	15,125	20.2%	2.63%	0.91	AAA	3.0 - 4.0 Years	0	0.0%
Corporate - Domestic	18,309	24.4%	1.03%	0.84	A-	4.0 - 5.0 Years	1,707	2.3%
Corporate - International	5,649	7.5%	0.76%	1.11	A+	Over 5.0 Years	0	0.0%

Total Portfolio	75,026	100.0%	1.07%	0.96	AA	1.26 Years	75,026	100.0%

Ratings Analysis			Duration Analysis

Rating*	Mkt Value ($000’s)	Percent of Total	Duration	Mkt Value ($000’s)	Percent of Total
AAA	23,788	31.7%	0.0 - 1.0 Years	46,535	62.0%
AA+ to AA-	26,819	35.7%	1.0 - 2.0 Years	25,535	34.0%
A+ to A-	19,434	25.9%	2.0 - 3.0 Years	2,957	3.9%
BBB+ to BBB-	4,985	6.6%	3.0 - 4.0 Years	0	0.0%

AA	75,026	100.0%	4.0 - 5.0 Years	0	0.0%

			Over 5.0 Years	0	0.0%

			0.96 Years	75,026	100.0%

*Based on the lowest security rating from Moody’s, S&P, and Fitch ratings services.

PIF Ultrashort Duration Bond Portfolio

Security Characteristics

March 31, 2012

Sector	Security Description	Mkt Value (000’s)	Percent Assets	Yield	Duration (Years)	Rating
Cash Equivalents

	Custodial STIF Account, 0.010%	6,301	8.4%	0.01%	0.00	AAA
	Receivables/(Payables)	-5,187	-6.9%	0.01%

	Total Cash Equivalents	1,114	1.5%	0.01%	0.00	AAA

US Governments

	Freddie Mac Global Bond, 1.720% 4/11/13	1,023	1.4%	0.25%	1.01	AA+
	Federal Farm Credit Bank, 1.875% 12/7/12	1,526	2.0%	0.21%	0.68	AA+
	Federal Home Loan Banks Global Bond, 0.250% 6/29/12	701	0.9%	0.16%	0.24	AA+
	Federal Home Loan Banks Global Bond, 0.370% 5/3/13	752	1.0%	0.26%	1.08	AA+
	Federal Home Loan Banks Global/Callable 4/12/12 @100, 0.500% 3/12/14	1,501	2.0%	0.50%	0.33	AA+
	Federal Home Loan Bank, 3.625% 6/8/12	1,323	1.7%	0.17%	0.19	AA+
	Fannie Mae Global/Callable 3/26/13 @100, 0.700% 3/26/15	929	1.2%	0.58%	1.80	AA+
	Freddie Mac Global Bond, 0.375% 11/27/13	1,202	1.6%	0.36%	1.65	AA+
	Fannie Mae Global Bond, 1.750% 2/22/13	1,320	1.8%	0.27%	0.89	AA+
	Fannie Mae Global Bond, 2.500% 5/15/14	1,265	1.7%	0.38%	2.06	AA+
	US Treasury Bill, 0.190% 3/7/13	9,784	13.0%	0.17%	0.93	AA+

	Total US Governments	21,325	28.4%	0.25%	0.95	AA+

Asset Backed

	American Express Master Trust Series 2005-7 Class B, 0.512% 3/16/15	375	0.5%	0.56%	0.38	A+
	Americredit Prime Auto Rec Tr Series 2009-1 Class B, 3.760% 7/15/15	646	0.9%	0.25%	0.89	AA+
	AmeriCredit Automobile Receiva Series 2012-1 Class A2, 0.910% 10/8/15	752	1.0%	0.66%	0.88	AAA
	Atlantic Cty Elec Transtn Fund Series 2002-1 Class A3, 4.910% 7/20/17	593	0.8%	0.92%	1.57	AAA
	CIT Marine Trust Series 1999-A Class A4 MBIA, 6.250% 11/15/19	471	0.6%	4.22%	1.11	BBB
	CNH Equipment Trust Series 2012-A Class A3, 0.940% 5/15/17	451	0.6%	0.88%	2.32	AAA
	Chase Issuance Trust Series 2008-A11 Class A11, 5.400% 7/15/15	479	0.6%	0.52%	1.25	AAA

PIF Ultrashort Duration Bond Portfolio

Security Characteristics

March 31, 2012

Sector	Security Description	Mkt Value (000’s)	Percent Assets	Yield	Duration (Years)	Rating
Asset Backed (continued)

	Discover Card Master Trust I Series 2005-4 Class B2 FRN, 0.572% 6/16/15	749	1.0%	0.74%	0.06	A+
	Discover Card Master Trust Series 2007-A2 Class A2 FRN, 0.814% 6/15/15	802	1.1%	0.47%	0.17	AAA
	Ford Credit Floorplan Series 2010-5 Class A1, 1.500% 9/15/15	555	0.7%	0.88%	1.44	AAA
	Ford Credit Auto Owner Trust Series 2009-C Class A4, 4.430% 11/15/14	321	0.4%	0.44%	0.84	AAA
	Ford Credit Auto Owner Trust Series 2010-B Class A4, 1.580% 9/15/15	660	0.9%	0.75%	1.77	AAA
	GE Capital CC Master Note Tr Series 2011-3 Class B FRN, 1.092% 9/15/16	853	1.1%	0.86%	1.47	A
	GE Dealer Floorplan Mstr Nt Tr Series 2011-1 Class A FRN, 0.842% 7/20/16	603	0.8%	0.71%	0.05	AAA
	GE Equipment Midticket LLC Series 2009-1 Class B, 5.670% 11/16/20	354	0.5%	2.35%	0.69	AA
	GE Equipment Transportation LLC Series 2011-1 Class A4, 1.330% 5/20/19	251	0.3%	1.06%	1.80	AAA
	GE Equipment Transportation LL Series 2012-1 Class A3, 0.990% 11/23/15	401	0.5%	0.93%	2.06	AAA
	MBNA CC Master Note Trust Series 2004-B1 Class B1, 4.450% 8/15/16	799	1.1%	1.16%	1.87	A+
	Mercedes-Benz Auto Lease Trust Series 2012-A Class A3, 0.880% 11/17/14	754	1.0%	0.57%	1.59	AAA
	Nissan Auto Lease Trust Series 2012-A Class A3, 0.980% 5/15/15	601	0.8%	0.94%	1.98	AAA
	PSE&G Transition Funding LLC Series 2001-1 Class A7, 6.750% 6/15/16	834	1.1%	0.94%	1.80	AAA
	World Financl Netwk CC Master Series 2009-D Class A, 4.660% 5/15/17	436	0.6%	0.94%	1.25	AAA
	World Omni Auto Receivables Tr Series 2010-A Class A4, 2.210% 5/15/15	764	1.0%	0.67%	1.12	AAA

	Total Asset Backed	13,505	18.0%	0.92%	1.22	AA+

Mortgage Backed

	Banc of America Comm Mrtg Inc. Series 2006-4 Class A3A, 5.600% 7/10/46	1,018	1.4%	3.62%	0.88	AAA
	Bear Stearns Commercl Mrtg Sec Series 2005-PWR7 Class AAB, 4.980% 2/11/41	427	0.6%	1.95%	1.12	AAA
	Citigroup/Deutsche Comm Mrg Tr Series 2005-CD1 Class A3, 5.400% 7/15/44	510	0.7%	4.34%	1.63	AAA
	Commercial Mortgage Pass Throu Series 2004-LB3A Class A4, 5.234% 7/10/37	217	0.3%	1.81%	0.89	AAA
	CS First Boston Mortgage Sec Series 2002-CKS4 Class A2, 5.183% 11/15/36	243	0.3%	1.93%	0.27	AAA
	CS First Boston Mortgage Sec Series 2003-CK2 Class A3, 4.666% 3/15/36	81	0.1%	1.33%	0.30	AAA
	CS First Boston Mortgage Sec Series 2005-C4 Class A3, 5.120% 8/15/38	520	0.7%	2.94%	0.18	AAA
	Credit Suisse Mortgage Capital Series 2006-C4 Class AAB, 5.439% 9/15/39	1,034	1.4%	3.08%	0.88	AAA

PIF Ultrashort Duration Bond Portfolio

Security Characteristics

March 31, 2012

Sector	Security Description	Mkt Value (000’s)	Percent Assets	Yield	Duration (Years)	Rating
Mortgage Backed (continued)

	GMAC Comm. Mortgage Securities Series 2004-C1 Class A3, 4.776% 3/10/38	692	0.9%	1.93%	0.95	AAA
	Ginnie Mae II pool Reverse Mrtg Pool #897891 FRN, 0.000% 3/20/33	1,707	2.3%	1.03%	0.25	AA+
	GS Mortgage Securities Corp II Series 2004-GG2 Class A5, 5.279% 8/10/38	1,051	1.4%	1.79%	1.63	AAA
	GS Mortgage Sec. Corp. II Series 2007-GG10, Class A2, 5.778% 8/10/45	1,177	1.6%	3.56%	0.77	AAA
	Greenwich Cap’l Comm Funding Series 2005-GG3 Class A3, 4.569% 8/10/42	516	0.7%	2.63%	1.43	AAA
	JP Morgan Chase Comm Mort Series 2005-LDP1 Class A2, 4.625% 3/15/46	535	0.7%	2.77%	0.74	AAA
	JP Morgan Chase Comm Mort Series 2006-CB14 Class A3B, 5.486% 12/12/44	544	0.7%	3.41%	1.48	AAA
	LB-UBS Commercial Mrtg Trust Series 2003-C7 Class A3, 4.559% 9/15/27	382	0.5%	3.24%	0.46	AAA
	Merrill Lynch/CW Comm Mrtg Tr Series 2007-8 Class A2, 5.929% 8/12/49	354	0.5%	2.44%	1.89	AAA
	Merrill Lynch/CW Comm Mrtg Tr Series 2007-8 Class ASB, 6.098% 8/12/49	964	1.3%	2.53%	1.97	AAA
	Merrill Lynch/CW Comm. Mrtg Tr Series 2006-1 Class ASB, 5.630% 2/12/39	294	0.4%	2.35%	1.36	AAA
	Morgan Stanley Capital I Series 2006-HQ8 Class AAB, 5.604% 3/12/44	947	1.3%	2.20%	0.78	AAA
	Morgan Stanley Capital I Series 2005-HQ6 Class A2A, 4.882% 8/13/42	342	0.5%	3.16%	0.64	AAA
	Wachovia Bank Commercial Mrtg Series 2005-C20 Class A6A, 5.110% 7/15/42	654	0.9%	2.40%	0.30	AAA
	Wachovia Bank Commercial Mortg Series 2006-C27 Class APB, 5.727% 7/15/45	917	1.2%	3.85%	0.41	AAA

	Total Mortgage Backed	15,125	20.2%	2.63%	0.91	AAA

Corporate - Domestic

	AT&T Inc. Global Bond, 4.950% 1/15/13	1,044	1.4%	0.63%	0.78	A-
	Comcast Cable Comm Hldgs Global Bond, 8.375% 3/15/13	538	0.7%	0.77%	0.93	BBB+
	Alltel Corp., 6.500% 11/1/13	401	0.5%	0.96%	1.50	A-
	American Express Credit Corp. Global Medium Term Note, 7.300% 8/20/13	692	0.9%	1.30%	1.33	BBB+
	Bank of America Corp Medium Term Floating Rate Note, 1.973% 1/30/14	739	1.0%	2.93%	0.07	BBB+
	The Bank of NY Mellon Corp. Floating Rate Note, 0.823% 7/28/14	727	1.0%	0.68%	0.08	A+
	Bottling Group LLC Global Bond, 4.625% 11/15/12	1,043	1.4%	0.54%	0.61	A
	Caterpillar Financial Services Floating Rate Note, 0.871% 4/1/14	1,007	1.3%	0.53%	0.01	A
	Cisco Systems Inc., 1.625% 3/14/14	408	0.5%	0.58%	1.93	A+

PIF Ultrashort Duration Bond Portfolio

Security Characteristics

March 31, 2012

Sector	Security Description	Mkt Value (000’s)	Percent Assets	Yield	Duration (Years)	Rating
Corporate - Domestic (continued)
	Citigroup Inc. Global Bond, 5.300% 10/17/12	871	1.1%	1.62%	0.53	A-
	Conoco Phillips Global Bond, 4.750% 10/15/12	643	0.8%	0.54%	0.53	A
	John Deere Capital Corp. Medium Term Note, 4.950% 12/17/12	586	0.8%	0.49%	0.70	A
	Enterprise Products Oper, 4.600% 8/1/12	357	0.5%	0.61%	0.33	BBB
	General Electric Capital Corp. Medium Term Floating Rate Not, 0.594% 12/20/13	381	0.5%	1.24%	0.21	AA
	Goldman Sachs Group Inc Global, 5.450% 11/1/12	523	0.7%	1.51%	0.57	A-
	Hewlett-Packard Co. Global Bond, 4.500% 3/1/13	519	0.7%	0.84%	0.90	BBB+
	Home Depot, Inc. Global Bond, 5.250% 12/16/13	548	0.7%	0.55%	1.64	A-
	JP Morgan Chase & Co. Global Bond, 4.750% 5/1/13	1,061	1.4%	0.90%	1.05	A
	Morgan Stanley Global Floating Rate Note, 0.883% 1/9/14	691	0.9%	3.65%	0.01	A-
	National Rural Util Co-op Fin, 5.500% 7/1/13	537	0.7%	0.66%	1.21	A+
	Prudential Financial Inc. Medium Term Note, 3.625% 9/17/12	507	0.7%	0.84%	0.46	BBB
	Public Service Co. of Colorado Global Bond, 7.875% 10/1/12	317	0.4%	0.64%	0.50	A
	Time Warner Cable Inc., 7.500% 4/1/14	582	0.8%	1.13%	1.90	BBB
	US Bancorp, 4.200% 5/15/14	396	0.5%	0.86%	2.02	A
	US Bancorp MTN/Callable 8/13/13@100, 1.375% 9/13/13	505	0.7%	0.77%	1.37	A
	Wachovia Corp., 5.500% 5/1/13	537	0.7%	0.83%	1.04	A
	Wells Fargo Company Global Bond, 4.375% 1/31/13	519	0.7%	0.65%	0.82	A
	Wyeth, 5.500% 3/15/13	1,051	1.4%	0.44%	0.94	A+
	Xerox Corporation, 8.250% 5/15/14	580	0.8%	2.00%	1.94	BBB-

	Total Corporate - Domestic	18,309	24.4%	1.03%	0.84	A-

Corporate - International
	Anheuser-Busch InBev Global Bond, 2.500% 3/26/13	407	0.5%	0.65%	0.98	A-
	Bank of Nova Scotia Global Bond, 2.250% 1/22/13	1,018	1.4%	0.54%	0.80	AA-
	Credit Suisse/New York NY Medium Term Note, 5.000% 5/15/13	1,057	1.4%	1.54%	1.08	A
	GlaxoSmithKline Cap Inc. Global Bond, 4.850% 5/15/13	1,068	1.4%	0.41%	1.09	A+

PIF Ultrashort Duration Bond Portfolio

Security Characteristics

March 31, 2012

Sector	Security Description	Mkt Value (000’s)	Percent Assets	Yield	Duration (Years)	Rating
Corporate - International (continued)
	Novartis Capital Corp. Global Bond, 1.900% 4/24/13	512	0.7%	0.44%	1.05	AA-
	TD Bank Global Bond, 1.375% 7/14/14	444	0.6%	0.60%	2.25	AA-
	Toyota Motor Credit Corp. Medium Term Note, 1.900%12/5/12	711	0.9%	0.54%	0.67	A
	West Pac Banking Corp Global, 1.850% 12/9/13	432	0.6%	1.18%	1.66	AA-

	Total Corporate - International	5,649	7.5%	0.76%	1.11	A+

	Total Portfolio	75,026	100.0%	1.07%	0.96	AA

The Government/Repo and Money Market portfolios are money market funds. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds.

Bond prices are sensitive to changes in interest rates and a rise in interest rates can cause a decline in their prices. The Ultrashort Duration Government and Ultrashort Duration Bond portfolios are not money market funds. A money market mutual fund attempts to maintain a stable net asset value through compliance with relevant SEC rules. These portfolios are not governed by those rules and their shares will fluctuate in value. The value of some mortgage-backed securities may be particularly sensitive to changes in prevailing interest rates and although the securities are generally supported by some form of government or private insurance, there is no assurance that private guarantors or insurers will meet their obligations.

Performance data quoted represents past performance. Past performance is no guarantee of future results; investors should carefully consider the portfolio investment objectives, risks, charges, and expenses before investing. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost and current performance may be higher or lower than the performance data quoted.

For more complete information about Plan Investment Fund, Inc., including charges and expenses, please obtain a copy of a prospectus by calling (800) 621-9215 or by downloading from this website. Please read the applicable prospectus carefully before investing or sending money. Plan Investment Fund, Inc. is self-distributed. Fund shares are not insured by, issued by, guaranteed by, or obligations of the FDIC, the Federal Reserve Board, any government agency, or any bank. Such shares involve investment risk, including possible loss of principal amount invested.